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Exhibit 99.(a)(13)

July 3, 2008

Dear Shareholder,

        On June 30, 2008, Unity Acquisition Corp. (the "Purchaser") amended its June 2, 2008 tender offer by increasing the price to be paid per share of common stock of USANA Health Sciences, Inc. ("USANA") not already owned by the participants in the tender offer to $28.00 per share from the original $26.00 per share (the "Amended Tender Offer").

        The Special Committee of USANA's Board of Directors has unanimously determined that the Amended Tender Offer is inadequate and not in the best interests of the shareholders of USANA. Accordingly, the Special Committee unanimously recommends, on behalf of USANA, that the shareholders reject the Amended Tender Offer and not tender their shares.

        Enclosed is an amendment to the Solicitation/Recommendation Statement on Schedule 14D-9/A (the "Amendment") that has been prepared on behalf of USANA and authorized by the Special Committee, amending and supplementing the Company's Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on June 13, 2008, and subsequently amended.

        The Special Committee made its determination after carefully considering the Amended Tender Offer, the prospects and value of USANA and other relevant facts and information set forth in the enclosed Amendment.

        The Special Committee encourages you to review the Amendment in its entirety.

        Thank you for your careful consideration of this matter.

Sincerely,

Jerry G. McClain Member of the Special Committee

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  Exhibit 99.(a)(13)